

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

Via E-Mail
Phil E. Ray, CEO
American Business Services, Inc.
4980 Silver Pine Drive
Castle Rock, CO 80108

> **Re:** **American Business Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-177525**

Dear Mr. Ray:

We have reviewed your amended registration statement and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to those in our letter dated January 10, 2012.

Risk Factors, page 9

General

1. Given the disclosure on page 42 that you currently have nine shareholders, it appears reasonably likely that you may have less than 300 record shareholders at the end of your next fiscal year following effectiveness of the pending Form S-1, at which point your Section 15(d) obligations would be automatically suspended, if you do not have a class of securities registered under Section 12 of the Exchange Act. Please provide risk factor disclosure that addresses these circumstances and the resulting risks to potential investors.

Description of Business

Competition, page 23

2. As previously requested in prior comment 5, please provide support for the statement at the bottom of page 23 that "ABS believes [it] can be competitive" in the XBRL preparation market.

Use of Proceeds, page 26

3.   Please provide support for the following assertion: "[I]t is anticipated that any person added to our staff, whether it be for consulting or for preparing documents for filing with EDGAR, will immediately generate revenue that would cover whatever additional expenses they might incur."

Reports to Security Holdings, page 25

4.   You disclose that you intend to become a "fully reporting company under the requirements of the Exchange Act." Unless the company registers a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, for example by filing a registration statement on Form 8-A, it is inappropriate to indicate that the company will be "fully reporting," as it will report pursuant to Section 15(d) of the Exchange Act and accordingly will not be subject to certain reporting requirements, such as the proxy rules.

Please tell us whether you intend to register a class of securities under the Exchange Act in connection with your initial public offering on Form S-1. If not, please revise your disclosure here to avoid suggesting that the company will be "fully reporting." In addition, remove the references to your proxy filings on pages 13 and 25 if you will not be subject to the proxy rules. Further, please provide appropriate risk disclosure to alert investors to the more limited information and protections that will be available to them should the company initially be a Section 15(d) reporting company as opposed to a Section 13(d) reporting company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.   We note your revised disclosure in response to prior comment 10. Please revise to quantify the amount of notes outstanding as of December 31, 2010 and December 31, 2011 as well as the amount of associated allowance for doubtful accounts consistent with the respective amounts as reported in your financial statements. As previously requested, please revise to discuss any collection delays and uncertainties regarding the outstanding receivables. Refer to Item 303(a)(1) of Regulation S-K.

Consolidated Financial Statements

General

6.   Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year since your next filing will be 45 days after the year end if the company expects to be reporting a pre-tax loss during the most recently completed fiscal year. Please provide updated disclosure throughout your filing, including in Management's Discussion and Analysis.

Exhibit 23.1

7.   We note the revised consent filed in response to prior comment 19. Your auditor's
        consent refers to the audit report dated June 28, 2011 which is not consistent with the
        date of the audit report included in this amendment. In your next amendment, please
        include an updated consent that refers to the appropriate date of the audit report.

        You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Patrick Gilmore,
Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the
financial statements and related matters. Please contact me at (202) 551-3483 or Mark P.
Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor

cc: Via E-Mail
        Jody M. Walker
        J. M. Walker & Associates
        Attorneys At Law